UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

VALEANT PHARMACEUTICALS

INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91911K102

(CUSIP Number)

Halit Coussin

Steve Milankov

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

With a Copy to:

Richard M. Brand

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 91911K102	Page 2

1	Name of reporting person Pershing Square Capital Management, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 19,473,933
	9	Sole dispositive power 0
	10	Shared dispositive power 19,473,933
11	Aggregate amount beneficially owned by each reporting person 19,473,933
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.7%(1)
14	Type of reporting person IA

(1)	Calculated based on 344,005,017 shares of common stock, no par value, of Valeant Pharmaceuticals International, Inc., to be outstanding after the offering, as reported in Valeant Pharmaceuticals International, Inc.’s Prospectus Supplement dated March 17, 2015 to the Prospectus dated June 10, 2013, as filed with the Securities and Exchange Commission on March 18, 2015.

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CUSIP No. 91911K102	Page 3

1	Name of reporting person PS Management GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 19,473,933
	9	Sole dispositive power 0
	10	Shared dispositive power 19,473,933
11	Aggregate amount beneficially owned by each reporting person 19,473,933
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.7%(2)
14	Type of reporting person OO

(2)	Calculated based on 344,005,017 shares of common stock, no par value, of Valeant Pharmaceuticals International, Inc., to be outstanding after the offering, as reported in Valeant Pharmaceuticals International, Inc.’s Prospectus Supplement dated March 17, 2015 to the Prospectus dated June 10, 2013, as filed with the Securities and Exchange Commission on March 18, 2015.

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1	Name of reporting person William A. Ackman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 19,473,933
	9	Sole dispositive power 0
	10	Shared dispositive power 19,473,933
11	Aggregate amount beneficially owned by each reporting person 19,473,933
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.7%(3)
14	Type of reporting person IN

(3)	Calculated based on 344,005,017 shares of common stock, no par value, of Valeant Pharmaceuticals International, Inc., to be outstanding after the offering, as reported in Valeant Pharmaceuticals International, Inc.’s Prospectus Supplement dated March 17, 2015 to the Prospectus dated June 10, 2013, as filed with the Securities and Exchange Commission on March 18, 2015.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, no par value per share (the “Common Stock”), of Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia, Canada (the “Issuer”). The principal executive offices of the Issuer are located at: 2150 St. Elzéar Blvd. West, Laval, Quebec, Canada, H7L 4A8.

As of March 17, 2015, the Reporting Persons (defined below) beneficially owned an aggregate of 19,473,933 shares of Common Stock, representing approximately 5.7% of the issued and outstanding shares of Common Stock of the Issuer.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i)	Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”);

(ii)	PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and

(iii)	William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of March 25, 2015, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

(c) Pershing Square’s principal business is to serve as investment advisor to certain affiliated funds. PS Management’s principal business is to serve as the sole general partner of Pershing Square. The principal occupation of William A. Ackman is to serve as the Chief Executive Officer of Pershing Square and the managing member of PS Management.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pershing Square advises the accounts of Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square II, L.P., a Delaware limited partnership (“PS II”), Pershing

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Square International, Ltd., a Cayman Islands exempted company (“PS International”) and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PS, PS II, and PS International, the “Pershing Square Funds”). Prior to March 17, 2015, Pershing Square had purchased for the accounts of the Pershing Square Funds an aggregate of 16,473,933 shares of Common Stock. On March 17, 2015, Pershing Square beneficially acquired for the account of the Pershing Square Funds an additional 3,000,000 shares of Common Stock pursuant to the Issuer’s public offering for total consideration of $597,000,000. The Pershing Square Funds funded the prior purchases and will fund the purchase pursuant to the public offering out of their capital.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons think highly of the Issuer’s management team, strategy, and track record.

While the Reporting Persons hold their stake for investment purposes, representatives of the Reporting Persons may continue to conduct discussions from time to time with management of the Issuer, and may conduct discussions with other stockholders of the Issuer or other relevant parties, in each case, relating to matters that may include the strategic plans, strategy, assets, business, financial condition, operations, and capital structure of the Issuer. The Reporting Persons may engage the Issuer, other stockholders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the foregoing, the Reporting Persons expect to conduct discussions with the Issuer and other relevant parties regarding strategic acquisitions by or joint ventures with the Issuer, or other similar arrangements. These discussions would be exploratory in nature and there is no assurance that they would lead to a definitive transaction.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, selling some or all of the Reporting Persons’ respective holdings in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) Based upon the Issuer’s Prospectus Supplement dated March 17, 2015 to the Prospectus dated June 10, 2013, as filed with the Securities and Exchange Commission on March 18, 2015, there are expected to be 344,005,017 shares of Common Stock issued and outstanding as of March 27, 2015 after the offering to which such prospectus supplement relates.

Based on the foregoing, as of March 27, 2015, the 19,473,933 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons will represent approximately 5.7% of the shares of Common Stock issued and outstanding.

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Pershing Square, as the investment adviser to Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of PS Management, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be a beneficial owner of the Subject Shares.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock, forward purchase contracts and options that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the common stock covered by this Schedule 13D, except that dividends from and proceeds from the sale of, the shares of the common stock held for the accounts managed by Pershing Square may be delivered to such accounts.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Purchaser’s Letter, dated as of March 17, 2015, by Pershing Square is filed as Exhibit 99.3 and is incorporated herein by reference.

The Confidentiality Agreement, dated as of March 11, 2015, by and among Pershing Square and the Issuer (the “Confidentiality Agreement”) is filed as Exhibit 99.4 and is incorporated herein by reference. The Issuer, notwithstanding the Confidentiality Agreement, consented to the Reporting Persons’ acquisition of the Subject Shares. Pershing Square does not believe it is required to file the Confidentiality Agreement, but it is doing so to provide greater transparency on its investment in the Issuer.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement, dated as of March 25, 2015, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman.

Exhibit 99.2	Trading data.

Exhibit 99.3	Purchaser’s Letter, dated as of March 17, 2015, by Pershing Square Capital Management, L.P.

Exhibit 99.4	Confidentiality Agreement, by and among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc., dated as of March 11, 2015.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2015	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

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CUSIP No. 91911K102	Page 9

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of March 25, 2015, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman.

Exhibit 99.2	Trading data.

Exhibit 99.3	Purchaser’s Letter, dated as of March 17, 2015, by Pershing Square Capital Management, L.P.

Exhibit 99.4	Confidentiality Agreement, by and among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc., dated as of March 11, 2015.